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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Adherex Technologies Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

00686 R

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 00686 R			Page 2 of 6

1.	Name of Reporting Person: The VenGrowth Advanced Life Sciences Fund Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 19,946,091 Common Shares

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 19,946,091

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100.0%

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.9%

12.	Type of Reporting Person: CO

2

Item 1(a).	Name of Issuer
Adherex Technologies Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices
2300 Englert Drive, Suite G
Research Triangle Park, Durham,
North Carolina 27713

Item 2(a).	Name of Persons Filing
The VenGrowth Advanced Life Sciences Fund Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence
145 Wellington Street West, Suite 200
Toronto, Ontario, Canada M5J 1H8

Item 2(c).	Citizenship
Organized under the laws of Canada.

Item 2(d).	Title of Class of Securities
Common Shares

Item 2(e).	CUSIP Number
00686 R

Item 3.	Filing Category
Not applicable

Item 4(a).	Amount Beneficially Owned
19,946,091

Item 4(b).	Percent of Class
10.9%

Item 4(c).	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote: 19,946,091

(ii)	shared power to vote or direct the vote:

(iii)	sole power to dispose or to direct the disposition: 19,946,091

(iv)	shared power to dispose or to direct the disposition:

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

     After reasonable inquiry and to the best of the signatory’s knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2005

The VenGrowth Advanced Life Sciences Fund Inc.
By:	/s/ Luc Marengère
	Name:	Luc Marengère
	Title:	Managing General Partner

By:	/s/ Philip Kurtz
	Name:	Philip Kurtz
	Title:	Legal Counsel